UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1: Form 6-K dated May 23, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	May 23, 2017

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 23, 2017

Consolidated Net Revenue Q4 FY 17 ₹ 77,272 crores, Consolidated PAT ₹ 4,336 crores

Consolidated Net Revenue FY 17 ₹ 269,850 crores, Consolidated PAT ₹ 7,557 crores

Consolidated Financial Results for the Quarter and Year ended March 31, 2017 – As per Ind-AS

For the quarter ended March 31, 2017, Tata Motors reported consolidated revenues (net of excise) of ₹ 77,272 crores as against ₹ 79,549 crores for the corresponding quarter last year. Consolidated revenues for the quarter are lower by ₹ 9,032 crores due to translation impact from GBP to INR. Consolidated Profit before tax for the quarter was ₹ 5,166 crores, against ₹ 5,888 crores for the corresponding quarter last year. This broadly reflects:-

•	In Jaguar Land Rover business-

•	Strong retail sales, up 13.0% y-o-y on continued strong demand for the product, revenue (in £) up 10.1% y-o-y ;

•	Higher wholesale volumes partially offset by overall higher marketing expenses and higher depreciation and amortization.

•	In Standalone business-

•	De-growth in the M&HCV segment and LCV segment partially offset by growth in Passenger vehicle segment.

Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter was ₹ 4,336 crores, against the Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) of ₹ 5,211 crores for the corresponding quarter last year. Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter are lower by ₹ 747 crores, due to translation impact from GBP to INR.

For the year ended March 31, 2017, the Consolidated revenue (net of excise) was ₹ 269,850 crores against ₹ 273,111 crores for the last year. The Consolidated Profit before tax for the year ended March 31, 2017 was ₹ 9,315 crores against ₹ 14,126 crores for the last year. Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the year ended March 31, 2017 was ₹ 7,557 crores, as against ₹ 11,678 crores for the last year. Consolidated revenues and Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the year are lower by ₹ 27,686 crores and ₹ 1,074 crores, due to translation impact from GBP to INR.

During Q4 FY17, the Company reviewed the presentation of foreign exchange gain/(loss) in the income statement, following the continued increase in hedging activity and volatility in FX rates. Accordingly, it was considered more appropriate to present realised foreign exchange relating to the hedging of revenue and costs exposures as an adjustment to revenue and costs for Q4 FY17 and FY17. Foreign exchange gain/(loss) unrelated to hedging are presented separately as a line item in the results. The prior period figures have also been reclassified on this basis. There is no impact upon the reported profit before tax and profit after tax in either of the financial years or quarters due to this change in presentation of the foreign exchange impact.

Tata Motors Standalone Financial Results (including Joint Operations) for the Quarter and year ended March 31, 2017—As per Ind-AS

During the quarter, Commercial vehicle segments of the Company witnessed muted demand due to weak replacement demand, subdued freight demand from industrial segment, which took further hit post demonetization, and lower than expected pre-buying ahead of the implementation of BS IV. M&HCV segment witnessed a fall of 2.2% Y-o-Y and LCV segment witnessed a fall of 6.1% Y-o-Y. Passenger vehicles segment grew by 44.3% Y-o-Y with Car segment growth of 42.8% Y-o-Y and UVs (including Vans) segment growth of 51.7% Y-o-Y, on the back of continued strong response to the Tiago and the launch of Tata Hexa and Tata Tigor. Exports de-grew by 8.7% Y-o-Y.

The sales (including exports) of commercial and passenger vehicles for the quarter ended March 31, 2017, stood at 151,606 units, a growth of 4.9%, as compared to the corresponding quarter last year. The revenues (net of excise) of the Standalone business (including Joint Operations) for the quarter ended March 31, 2017 stood at ₹ 13,621 crores, as compared to ₹ 12,840 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the quarter stood at ₹ 556 crores with operating margin at 4.1%. Loss before and after tax for the quarter ended March 31, 2017 was ₹ 818 crores and ₹ 829 crores, respectively, against profit before and after tax of ₹ 337 crores and ₹ 398 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) of the Standalone business (including Joint Operations) for the year ended March 31, 2017, stood at ₹ 44,477 crores as compared to ₹ 42,894 crores in the last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the year stood at ₹ 1,701 crores with operating margin at 3.8%. Loss before and after tax for the year ended March 31, 2017 was ₹ 2,421 crores and ₹ 2,480 crores, respectively, against the ₹ 67 crores and ₹ 62 crores, respectively, for the last year.

The Company said, “it has been a challenging and highly volatile year, which followed a period of low demand and inconsistent recovery in the prior years in the Automotive sector in India. In addition, the Company also under performed on many fronts, amplifying the impact of the external environment. On the way forward, we have detailed actions under focused implementation, and expect to significantly enhance the overall business performance in the coming periods.”

Jaguar Land Rover Automotive PLC—(figures as per IFRS)

Retail sales including the China JV in the quarter were 179,509 units, up 13.0% on strong demand across the product portfolio, primarily reflecting higher volumes in China, North America, UK and Europe led by strong sales of F-PACE, Range Rover and Discovery Sport. Jaguar Land Rover wholesales, including the China JV, were 175,000 units.

Quarterly highlights:-

Revenues* were £7,268 million up 10.1% Y-o-Y,

Operating profit (EBITDA) was £1,057 million (14.5% margin)- up 17.1% Y-o-Y

Profit before tax (PBT) was £676 million, up 17.2% Y-o-Y

Profit after Tax (PAT) was £557 million, up 18.0% Y-o-Y

The Operating performance in the quarter reflects

•	Higher wholesale volumes;

•	Higher marketing cost; and

•	Favourable operating exchange and revaluation offset by realized hedges.

Yearly highlights:-

•	Revenues* were £24,339 million, up 9.2% Y-o-Y

•	Operating profit (EBITDA) was £2,955 million (12.1% margin), down 6.1% Y-o-Y

•	Profit before tax (PBT) was £1,610 million, up 3.4% Y-o-Y

•	Profit after Tax (PAT) was £1,272 million, down 3.0% Y-o-Y

Jaguar Land Rover (JLR) is pleased to end the fiscal year on a strong note in spite of the geopolitical and volatile economic environment. JLR believes that it has strong and exciting product actions and plans to continue to drive profitable and sustainable growth.

*	Please read the note on change in presentation of foreign exchange given in the end of Consolidated result section

Tata Daewoo Commercial Vehicles Co. Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 258 billion (approx. ₹ 1,496 crores) and recorded a net profit of KRW 15 billion (approx. ₹ 87 crores) in the quarter ended March 31, 2017. Net revenue and net profit for the year ended March 31, 2017 stood at KRW 1,032 billion (approx. ₹ 5,986 crores) and KRW 50 billion (approx. ₹ 290 crores), respectively.

Considering the losses in the standalone business for the year, no dividend is permitted to be paid to the Members for fiscal 2017, as per the Companies Act, 2013 and the Rules framed thereunder.

The Financial Results for the Quarter and Year ended March 31, 2017, are enclosed.

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	May 23, 2017

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Consolidated Financial Results of TATA MOTORS LIMITED (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) including the financial results of two Joint Operation companies consolidated on a proportionate basis with the Parent and its share of the profit/(loss) of its joint ventures and associates for the year ended March 31, 2017 (“the Statement”), being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Parent’s Management and approved by the Board of Directors, has been compiled from the related consolidated financial statements which has been prepared in accordance with the Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder (“Ind AS”) and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such consolidated financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Parent’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Parent’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in paragraph 4 below, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures referred to in paragraph 4 below, the Statement:

a.	includes the results of the subsidiaries, associates and joint arrangements listed in Annexure I;

b.	is presented in accordance with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net profit, total comprehensive loss and other financial information of the Group for the year ended March 31, 2017.

4.	We did not audit the financial statements/financial information of twelve subsidiaries included in the consolidated financial results, whose financial statements/financial information reflect total assets (net) of Rs. 56,452.11 crores as at March 31, 2017, total revenues of Rs. 224,130.02 crores, total net profit after tax of Rs. 10,417.09 crores and total comprehensive loss of Rs. 6,877.08 crores for the year ended on that date, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of net profit of Rs. 18.30 crores and total comprehensive income of Rs. 13.87 crores for the year ended March 31, 2017, as considered in the consolidated financial results, in respect of two associates whose financial statements/financial information have not been audited by us. These financial statements/financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, is based solely on the reports of the other auditors.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors.

5.	The consolidated financial results include the unaudited financial statements/financial information of seven subsidiaries, whose financial statements/financial information reflect total assets (net) of (-) Rs. 299.84 crores as at March 31, 2017, total revenue of Rs. 423.86 crores, total net loss after tax of Rs. 49.42 crores and total comprehensive loss of Rs. 49.42 crores for the year ended March 31, 2017, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of profit after tax of Rs. 85.88 crores and total comprehensive income of Rs. 82.61 crores for the year ended March 31, 2017, as considered in the consolidated financial results, in respect of one associate whose financial information has not been audited by us. These financial statements/financial information are unaudited and have been furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, is based solely on such unaudited financial statements/financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements/financial information are not material to the Group.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the financial statements/financial information certified by the Management.

6.	The Statement includes the results for the quarter ended March 31, 2017 being the balancing figure between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

7.	The comparative financial information in respect of twelve subsidiaries and two associates included in this Statement prepared in accordance with the Ind AS, have for the quarter ended March 31, 2016 and the year ended March 31, 2016 been reviewed and audited respectively by other auditors, and have been relied upon by us.

Our report is not qualified in respect of the above matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P.SHROFF

Partner

(Membership No. 34382)

MUMBAI, May 23, 2017

ANNEXURE I TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 3(a) under Independent Auditor’s Report of even date)

(A) DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	Tata Motors Finance Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	TML Drivelines Limited

11	Trilix S.r.l.

12	Tata Precision Industries Pte. Limited

13	Tata Technologies Limited

14	Tata Marcopolo Motors Limited

(B) INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

15	Tata Daewoo Commercial Vehicle Company Limited

16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

17	Tata Motors (Thailand) Limited

18	Tata Motors (SA) (Proprietary) Limited

19	PT Tata Motors Indonesia

20	PT Tata Motors Distribusi Indonesia

21	TMNL Motor Services Nigeria Limited

22	Jaguar Land Rover Automotive Plc

(ii) Subsidiaries of Jaguar Land Rover Automotive Plc

23	Jaguar Land Rover Limited

24	Jaguar Land Rover Austria GmbH

25	Jaguar Land Rover Japan Limited

26	JLR Nominee Company Limited

27	Jaguar Land Rover Deutschland GmbH

28	Jaguar Land Rover North America LLC

29	Jaguar Land Rover Nederland BV

30	Jaguar Land Rover Portugal—Veículos e Peças, Lda.

31	Jaguar Land Rover Australia Pty Limited

32	Jaguar Land Rover Italia Spa

33	Jaguar Land Rover Korea Company Limited

34	Jaguar Land Rover (China) Investment Co. Limited

35	Jaguar Land Rover Canada ULC

36	Jaguar Land Rover France, SAS

37	Jaguar Land Rover (South Africa) (Pty) Limited

38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Land Rover Holdings Limited

45	Jaguar Cars South Africa (Pty) Limited

46	The Jaguar Collection Limited

47	Jaguar Cars Limited

48	Land Rover Exports Limited

49	Land Rover Ireland Limited

50	The Daimler Motor Company Limited

51	Daimler Transport Vehicles Limited

52	S.S. Cars Limited

53	The Lanchester Motor Company Limited

54	Shanghai Jaguar Land Rover Automotive Services Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Jaguar Land Rover Slovakia s.r.o

57	Jaguar Land Rover Singapore Pte. Ltd

58	Jaguar Racing Limited

59	InMotion Ventures Limited

60	InMotion Ventures 1 Limited

61	InMotion Ventures 2 Limited

62	InMotion Ventures 3 Limited

63	Jaguar Land Rover Columbia S.A.S

(iii) Subsidiaries of Tata Technologies Ltd.

64	Tata Technologies Inc.

65	Tata Technologies de Mexico, S.A. de C.V.

66	Tata Technologies Pte Limited

67	Tata Technologies (Thailand) Limited

68	Tata Technologies Europe Limited

69	INCAT International Plc.

70	INCAT GmbH

71	Cambric Limited

72	Tata Technologies SRL

73	Cambric GmbH

74	Cambric UK Limited

75	Midwest Managed Services Inc.

76	Cambric Manufacturing Technologies (Shanghai) Company Limited

(iv) Subsidiaries of Tata Motors Finance Ltd.

77	Tata Motors Finance Solutions Limited

78	Sheba Properties Limited

(C) ASSOCIATES

1	Jaguar Cars Finance Limited
2	Synaptiv Limited

3	Cloud Car Inc

4	Automobile Corporation of Goa Limited

5	Nita Company Limited

6	Tata Hitachi Construction Machinery Company Private Limited

7	Tata Precision Industries (India) Limited

8	Tata AutoComp Systems Limited

(D) JOINT ARRANGEMENTS
(a) Joint Operations 1 Tata Cummins Private Limited 2 Fiat India Automobiles Private Limited

(b) Joint Ventures

1 Chery Jaguar Land Rover Automotive Company Limited and its subsidiary

2 Spark44 (JV) Limited and its subsidiaries

3 JT Special Vehicles Pvt. Limited

4 TATA HAL Technologies Limited

News Release – 3	May 23, 2017

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR

ENDED MARCH 31, 2017

			Quarter ended			Year ended
			March 31,	December 31,	March 31,	March 31,
			2017	2016	2016	2017	2016
Particulars			Unaudited			Audited
	Income
I	(a)	Income from operations	78,746.61	64,942.78	80,867.99	274,492.12	277,660.59
II	(b)	Other income	234.16	167.41	211.72	754.54	885.35
III	Total Income (I + II)		78,980.77	65,110.19	81,079.71	275,246.66	278,545.94
IV	Expenses
	(a)	Cost of materials consumed
		(i) Cost of materials consumed	41,758.02	38,746.48	42,990.22	160,147.12	151,065.61
		(ii) Basis adjustment on hedge accounted derivatives	(269.78)	(347.36)	426.07	(777.57)	2,226.88
	(b)	Purchase of products for sale	3,923.93	3,818.63	3,220.28	13,924.53	12,841.52
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale	2,103.05	(2,205.49)	(175.23)	(7,399.92)	(2,750.99)
	(d)	Excise duty	1,529.42	1,009.77	1,358.10	4,799.61	4,614.99
	(e)	Employee benefits expense	7,027.35	7,044.64	7,720.87	28,332.89	28,880.89
	(f)	Finance costs	1,163.97	870.71	1,379.35	4,238.01	4,889.08
	(g)	Foreign exchange (gain)/loss (net)	(45.19)	1,424.31	1,283.81	3,910.10	1,616.88
	(h)	Depreciation and amortisation expense	4,670.24	4,229.95	4,345.47	17,904.99	16,710.78
	(i)	Product development/Engineering expenses	986.37	814.10	1,066.70	3,413.57	3,468.77
	(j)	Other expenses	14,931.16	14,156.45	16,324.35	55,430.06	55,683.75
	(k)	Amount capitalised	(4,044.08)	(4,334.77)	(4,188.99)	(16,876.96)	(16,678.34)
	Total Expenses (IV)		73,734.46	65,227.42	75,751.00	267,046.43	262,569.82
V	Profit/(loss) before exceptional items and tax (III - IV)		5,246.31	(117.23)	5,328.71	8,200.23	15,976.12
VI	Exceptional Items
	(a)	Employee separation cost	67.20	0.75	22.35	67.61	32.72
	(b)	Others (Note - 3)	13.61	(716.57)	(581.94)	(1,182.17)	1,817.63
VII	Profit before tax (V - VI)		5,165.50	598.59	5,888.30	9,314.79	14,125.77
VIII	Tax expense/(credit) (net)
	(a)	Current tax	923.53	969.37	1,247.17	3,137.66	1,862.05
	(b)	Deferred tax	316.09	(102.42)	(110.53)	113.57	1,163.00
	Total tax expense/(credit) (net)		1,239.62	866.95	1,136.64	3,251.23	3,025.05
IX	Profit/(loss) for the period/year from continuing operations (VII - VIII)		3,925.88	(268.36)	4,751.66	6,063.56	11,100.72
X	Share of profit of joint ventures and associates (net)		410.55	379.93	459.83	1,493.00	577.47
XI	Profit for the period/year (IX + X)		4,336.43	111.57	5,211.49	7,556.56	11,678.19
	Attributable to:
	(a)	Shareholders of the Company	4,295.85	93.77	5,175.86	7,454.36	11,579.31
	(b)	Non-controlling interests	40.58	17.80	35.63	102.20	98.88
XII	Other comprehensive income/(loss)
	(A)	(i) Items that will not be reclassified to profit or loss	3,359.38	(263.32)	3,605.16	(5,719.91)	7,364.86
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss	(510.80)	(51.88)	(617.77)	867.35	(1,514.57)
	(B)	(i) Items that will be reclassified to profit or loss	(518.19)	(2,407.04)	(9,340.57)	(25,548.94)	(3,655.81)
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss	(459.93)	20.52	1,748.91	2,906.93	962.98
	Total other comprehensive income/(loss)		1,870.46	(2,701.72)	(4,604.27)	(27,494.57)	3,157.46

			Quarter ended				Year ended
			March 31,		December 31,	March 31,	March 31,
			2017		2016	2016	2017	2016
Particulars			Unaudited				Audited
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)			6,206.89	(2,590.15)	607.22	(19,938.01)	14,835.65
	Attributable to:
	(a)	Shareholders of the Company		6,180.87	(2,604.66)	571.59	(20,005.94)	14,724.64
	(b)	Non-controlling interests		26.02	14.51	35.63	67.93	111.01
XIV	Paid-up equity share capital (face value of ₹ 2 each)			679.22	679.22	679.18	679.22	679.18
XV	Earnings per share (EPS)
	A.	Ordinary shares (face value of ₹ 2 each)
	(a)	Basic EPS	₹	12.64	0.26	15.23	21.94	34.25
	(b)	Diluted EPS	₹	12.63	0.26	15.22	21.93	34.24
	B.	‘A’ Ordinary shares (face value of ₹ 2 each)
	(a)	Basic EPS	₹	12.74	0.36	15.33	22.04	34.35
	(b)	Diluted EPS	₹	12.73	0.36	15.32	22.03	34.34
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

						(₹ in crores)
		Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2017	2016	2016	2017	2016
	Particulars	Unaudited			Audited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	16,732.22	13,186.02	15,634.32	56,448.78	53,462.52
	- Jaguar and Land Rover	61,591.65	51,346.52	64,817.25	216,388.82	222,822.93
	Less: Intra segment eliminations	(91.78)	(14.52)	(8.57)	(145.19)	(63.78)

	-Total	78,232.09	64,518.02	80,443.00	272,692.41	276,221.67
II.	Others	876.78	766.64	807.18	3,184.06	2,953.89

	Total Segment Revenue	79,108.87	65,284.66	81,250.18	275,876.47	279,175.56
	Less: Inter segment revenue	(362.26)	(341.88)	(382.19)	(1,384.35)	(1,514.97)

	Net Income from Operations	78,746.61	64,942.78	80,867.99	274,492.12	277,660.59

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	109.73	(376.19)	1,189.56	207.05	2,188.15
	- Jaguar and Land Rover	5,931.30	2,320.21	6,478.16	15,117.07	19,056.29
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	6,041.03	1,944.02	7,667.72	15,324.12	21,244.44
II.	Others	169.61	106.99	128.44	471.90	436.24

	Total Segment results	6,210.64	2,051.01	7,796.16	15,796.02	21,680.68
	Less: Inter segment eliminations	(79.71)	(40.63)	(16.01)	(202.22)	(83.95)

	Net Segment results	6,130.93	2,010.38	7,780.15	15,593.80	21,596.73
	Add/(Less) : Other income	234.16	167.41	211.72	754.54	885.35
	Add/(Less) : Finance costs	(1,163.97)	(870.71)	(1,379.35)	(4,238.01)	(4,889.08)
	Add/(Less) : Foreign exchange gain/(loss) (net)	45.19	(1,424.31)	(1,283.81)	(3,910.10)	(1,616.88)
	Add/(Less) : Exceptional items	(80.81)	715.82	559.59	1,114.56	(1,850.35)

	Total Profit before tax	5,165.50	598.59	5,888.30	9,314.79	14,125.77

			As at December 31,		As at March 31,
			2016		2017	2016
			Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		64,770.61		64,890.05	60,550.01
	- Jaguar and Land Rover		153,797.68		154,654.50	159,802.80
	Less: Intra segment eliminations		—		—	(10.00)

	-Total		218,568.29		219,544.55	220,342.81

		As at December 31,	As at March 31,
		2016	2017	2016
		Unaudited	Audited
II.	Others	1,999.83	2,205.13	2,286.84

	Total Segment Assets	220,568.12	221,749.68	222,629.65
	Less: Inter segment eliminations	(946.28)	(1,023.72)	(939.31)

	Net Segment Assets	219,621.84	220,725.96	221,690.34
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof	375.90	377.31	373.05
	- Jaguar and Land Rover	3,476.70	3,835.72	3,238.07
	- Others	366.70	392.98	152.83
	Add : Unallocable assets	38,083.12	48,422.39	41,686.86

	Total Assets	261,924.26	273,754.36	267,141.15

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	14,220.04	17,548.81	14,333.95
	- Jaguar and Land Rover	88,314.86	89,478.99	82,957.43
	Less: Intra segment eliminations	—	—	(10.00)

	-Total	102,534.90	107,027.80	97,281.38
II.	Others	600.21	747.75	828.45

	Total Segment Liabilities	103,135.11	107,775.55	98,109.83
	Less: Inter segment eliminations	(233.79)	(250.44)	(278.59)

	Net Segment Liabilities	102,901.32	107,525.11	97,831.24
	Add : Unallocable liabilities	106,818.44	108,167.36	90,357.50

	Total Liabilities	209,719.76	215,692.47	188,188.74

Statement of Consolidated Assets and Liabilities

						(₹ in crores)
				As at March 31,		As at April 1,
				2017	2016	2015
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	59,594.56	64,927.07	54,264.65
		(b)	Capital work-in-progress	10,186.83	6,550.97	8,852.69
		(c)	Goodwill	673.32	759.80	731.95
		(d)	Other intangible assets	35,676.20	41,544.89	33,908.19
		(e)	Intangible assets under development	23,512.01	19,367.97	19,155.46
		(f)	Investment in equity accounted investees	4,606.01	3,763.95	3,173.66
		(g)	Financial assets:
			(i) Other investments	690.76	770.03	768.85
			(ii) Finance receivables	10,753.13	9,671.55	9,606.60
			(iii) Loans and advances	753.66	503.88	496.71
			(iv) Other financial assets	2,911.12	1,825.51	647.64
		(h)	Deferred tax assets (net)	4,457.34	3,957.03	4,049.41
		(i)	Non-current tax assets (net)	260.20	1,265.81	947.45
		(j)	Other non-current assets	2,847.36	2,309.02	1,983.60

				156,922.50	157,217.48	138,586.86

	(2)	Current assets
		(a)	Inventories	35,085.31	32,655.73	29,044.15
		(b)	Financial assets:
			(i) Other investments	15,041.15	19,233.04	14,074.78
			(ii) Trade receivables	14,075.55	13,570.91	12,972.80
			(iii) Cash and cash equivalents	13,986.76	17,153.61	19,743.09
			(iv) Bank balances other than (iii) above	22,091.12	13,306.79	10,668.84
			(v) Finance receivables	6,810.12	6,079.92	4,959.45
			(vi) Loans and advances	710.45	1,117.10	779.78
			(vii) Other financial assets	1,555.94	835.73	1,689.80
		(c)	Current tax assets (net)	935.47	146.75	212.08
		(d)	Other current assets	6,539.99	5,824.09	5,412.09

				116,831.86	109,923.67	99,556.86

			TOTAL ASSETS	273,754.36	267,141.15	238,143.72

II.	EQUITY AND LIABILITIES
	(1)	Equity
		(a)	Equity share capital	679.22	679.18	643.78
		(b)	Other equity	57,382.67	78,273.23	54,628.80

			Equity attributable to owners of Tata Motors Ltd	58,061.89	78,952.41	55,272.58
			Non-controlling interests	453.17	432.84	429.75

				58,515.06	79,385.25	55,702.33

		Liabilities
	(2)	Non-current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	60,629.18	50,510.39	54,607.14
			(ii) Other financial liabilities	11,409.58	7,943.74	7,994.85
		(b)	Provisions	9,004.46	7,891.01	6,938.27
		(c)	Deferred tax liabilities (net)	1,174.00	4,474.78	2,559.49
		(d)	Other non-current liabilities	17,392.56	9,886.55	10,948.00

				99,609.78	80,706.47	83,047.75

	(3)	Current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	13,859.94	11,450.78	13,154.68
			(ii) Trade payables	57,698.33	57,580.46	52,094.70
			(iii) Acceptances	4,834.24	3,981.33	4,076.75
			(iv) Other financial liabilities	25,634.83	21,281.60	19,173.01
		(b)	Provisions	5,807.76	5,844.51	4,969.12
		(c)	Current tax liabilities (net)	1,392.58	723.53	820.13
		(d)	Other current liabilities	6,401.84	6,187.22	5,105.25

				115,629.52	107,049.43	99,393.64

			TOTAL EQUITY AND LIABILITIES	273,754.36	267,141.15	238,143.72

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on May 22, 2017 and approved by the Board of Directors at its meeting held on May 23, 2017.

2)	The Company has adopted Indian Accounting Standards (referred to as ‘Ind AS’) on April 1, 2016, with the transition date as April 1, 2015, and accordingly these financial results along with the comparatives have been prepared in accordance with the recognition and measurement principles stated therein, prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.

3)	(a) The exceptional credit of ₹ 1,330.10 crores (£151 million) for the year ended March 31, 2017, relates to the explosion at the port of Tianjin (China) in August 2015. This relates to the receipt of insurance proceeds, recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the initial provision recorded in the quarter ended September 30, 2015.

(b)	‘Exceptional item VI (b)’ of ₹ 147.93 crores for the year ended March 31, 2017, relates to provision for inventory of BS III vehicles as at March 31, 2017. This does not include higher level of customer discounts and variable marketing expenses in March 2017, to support higher level of retail sales which have been netted off against ‘Income from operations’.

4)	During the quarter ended March 31, 2017, Jaguar Land Rover Automotive Plc issued a EUR 650 million (4,466.88 crores) 2.20% bond due 2024 and a GBP 300 million (2,406.52 crores) 2.75% bond due 2021. The net proceeds from the issue of bonds is intended to be used for general corporate purposes, including support for the on-going growth and capital spending plan.

5)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/(loss) due to continued increase in hedging activity and volatility in foreign exchange rates. Accordingly, it was considered to present foreign exchange gain/(loss) relating to hedges with underlying hedged items. Foreign exchange gain/(loss) unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures of the previous periods have been regrouped accordingly. There is no impact upon the reported profit/(loss) of the previous periods.

6)	Figures for the quarters ended March 31, 2017 and 2016 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2016 and 2015, respectively.

7)	On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, a past service credit of approximately GBP 437 million (3,536.14 crores) has arisen and will be recognised in quarter ended June 30, 2017.

8)	Reconciliation between Consolidated financial results, as reported under erstwhile Indian GAAP (referred to as ‘previous GAAP’) and Ind AS are summarised below:

(a) Equity reconciliation		(₹ in crores)
Particulars	As at March 31, 2016	As at April 1, 2015
Equity as reported under previous GAAP	80,782.67	56,261.92
Fair value loss through Other Comprehensive Income for investments in quoted equity shares	(103.14)	(91.50)
Fair value gain on investments in mutual funds	23.40	9.87
Proposed Dividend	73.00	—
Provision for expected credit losses	(3,347.90)	(3,110.63)
Gain on fair value of below market interest loan (net of effective interest rate adjustment)	447.78	396.98
Effect of de-recognition of financial instruments	12.00	128.00
Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles	2,738.92	2,490.49
Effect of hedges for inventory purchases	8.59	312.21
Fair valuation of assets and liabilities on acquisition of business	(1,140.98)	(1,010.66)
Discounting of provisions	185.57	237.97
Reversal of goodwill recognised in previous GAAP on common control transactions	(322.00)	(322.00)
Others (net)	(327.40)	(129.98)
Tax effect on above adjustments	(78.10)	99.91
Equity as per Ind AS	78,952.41	55,272.58

(b) Profit reconciliation		(₹ in crores)
Particulars	Quarter ended March 31, 2016	Year ended March 31, 2016
Net profit after tax as reported under previous GAAP	5,177.06	11,023.75
Reversal of exchange gain accumulated in foreign currency monetary item translation difference account	97.03	1,379.23
Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles (net of depreciation and amortisation)	53.88	253.63
Gain on fair value of below market interest loan (net of effective interest rate adjustment)	48.38	50.50
Effect of cross currency basis spreads on hedge accounting	(376.88)	(102.93)
Provision for expected credit losses	157.90	(237.27)
Reversal of gain on sale of investment in equity instruments classified as fair value through Other Comprehensive Income	—	(80.38)
Fair value gain on investment in mutual funds	(23.03)	13.83
Discounting of provisions	54.76	(61.93)
Remeasurement losses on defined benefit obligations (net)	(21.32)	(82.45)
Impact on depreciation due to retrospective application of business combination	(23.18)	(94.62)
Effect of de-recognition of financial instruments	(13.23)	(116.00)

Particulars	Quarter ended March 31, 2016	Year ended March 31, 2016
Others (net)	(173.49)	(213.60)
Tax effect on above adjustments (including tax effect on undistributed earnings of subsidiaries, associates and joint arrangements)	217.98	(152.45)
Net profit after tax as per Ind AS	5,175.86	11,579.31
Other Comprehensive Income/(loss) (net of tax) attributable to the Shareholders of the Company	(4,604.27)	3,145.33
Total Comprehensive Income after tax as per Ind AS attributable to the Shareholders of the Company	571.59	14,724.64

9)	The Statutory Auditors have carried out an audit of the Consolidated financial results for the year ended March 31, 2017.

Tata Motors Limited

Guenter Butschek

Mumbai, May 23, 2017	CEO & Managing Director

News Release - 4	May 23, 2017

Auditors Report (Stand Alone)

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of Tata Motors Limited (“the Company”), which includes the financial results of its two Joint Operation Companies consolidated on a proportionate basis, for the year ended March 31, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related standalone Ind AS financial statements which has been prepared in accordance with the Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder (‘Ind AS’) and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such standalone financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of Fiat India Automobiles Private Limited and Tata Cummins Private Limited, its Joint Operation Companies;

(ii)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(iii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net loss and total comprehensive loss and other financial information of the Company for the year ended March 31, 2017.

4.	The Statement includes the results for the Quarter ended March 31, 2017 being the balancing figure between audited figures in respect of the full financial year and the audited year to date figures up to the third quarter of the current financial year.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P. SHROFF

Partner

(Membership No.34382)

MUMBAI, May 23, 2017

News Release - 5	May 23, 2017

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR

ENDED MARCH 31, 2017

			Quarter ended				Year ended
			March 31,		December 31,	March 31,	March 31,
Particulars			2017		2016	2016	2017	2016
			Audited			Unaudited	Audited
I.	(a)	Income from operations		15,092.44	11,207.20	14,147.98	49,100.41	47,383.61
II.	(b)	Other Income		114.32	93.95	110.79	978.84	1,402.31
III.	Total Income (I+II)			15,206.76	11,301.15	14,258.77	50,079.25	48,785.92
IV.	Expenses
	(a)	Cost of materials consumed		7,662.64	6,647.44	7,326.56	27,654.40	24,997.40
	(b)	Purchases of products for sale		1,109.10	930.81	1,046.04	3,945.97	4,101.97
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		789.10	(99.14)	(17.54)	(251.43)	10.05
	(d)	Excise duty		1,505.75	1,001.78	1,348.30	4,736.41	4,538.14
	(e)	Employee benefits expense		932.53	845.35	785.36	3,558.52	3,188.97
	(f)	Finance costs		454.52	413.73	433.59	1,590.15	1,592.00
	(g)	Foreign exchange (gain)/loss (net)		(255.27)	44.15	(9.69)	(252.45)	222.91
	(h)	Depreciation and amortisation expense		809.62	728.96	565.98	2,969.39	2,329.22
	(i)	Product development/Engineering expenses		191.47	76.95	118.81	454.48	418.27
	(j)	Other expenses		2,768.54	1,960.04	2,571.36	8,697.42	8,216.65
	(k)	Amount capitalised		(231.43)	(218.06)	(246.91)	(941.55)	(1,034.40)
	Total expenses (IV)			15,736.57	12,332.01	13,921.86	52,161.31	48,581.18
V.	Profit/(loss) before exceptional items and tax (III-IV)			(529.81)	(1,030.86)	336.91	(2,082.06)	204.74
VI.	Exceptional Items
	(a)	Provision for impairment of investments and cost associated with closure of operations of a subsidiary		—	—	—	—	97.86
	(b)	Provision for impairment of investment in a subsidiary		73.17	—	—	123.17	—
	(c)	Impairment of capitalised property, plant and equipment and other intangible assets		—	—	—	—	163.94
	(d)	Employee separation cost		67.20	0.75	0.23	67.61	10.04
	(e)	Others ( refer note 10)		147.93	—	—	147.93	—
VII.	Profit/(loss) before tax (V-VI)			(818.11)	(1,031.61)	336.68	(2,420.77)	(67.10)
VIII.	Tax expense/(credit) (net)
	(a)	Current tax		19.01	12.41	(47.65)	44.52	(7.34)
	(b)	Deferred tax		(8.08)	1.92	(13.62)	14.70	2.54
	Total tax expense/(credit)			10.93	14.33	(61.27)	59.22	(4.80)
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)			(829.04)	(1,045.94)	397.95	(2,479.99)	(62.30)
X.	Other comprehensive income/(loss):
	(A)	(i) Items that will not be reclassified to profit or loss		92.81	(15.22)	31.63	84.02	101.96
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(17.67)	7.59	(1.83)	(3.79)	(7.19)
	(B)	(i)Items that will be reclassified to profit or loss		6.36	2.20	19.66	23.32	(13.98)
		(ii)Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(2.20)	(0.76)	(6.81)	(8.07)	4.68
	Total other comprehensive income/(loss)			79.30	(6.19)	42.65	95.48	85.47
XI.	Total comprehensive income/(loss) for the period (IX+X)			(749.74)	(1,052.13)	440.60	(2,384.51)	23.17
XII.	Paid-up equity share capital (face value of ₹ 2 each)			679.22	679.22	679.18	679.22	679.18
XIII.	Reserves excluding revaluation reserve						20,129.93	22,582.93
XIV.	Earnings per equity share (EPS)
	(a)	Ordinary shares (face value of ₹ 2 each)
		(i) Basic EPS	₹	(2.44)	(3.08)	1.16	(7.30)	(0.18)
		(ii) Diluted EPS	₹	(2.44)	(3.08)	1.16	(7.30)	(0.18)
	(b)	‘A’ Ordinary shares (face value of ₹ 2 each)
		(i) Basic EPS	₹	(2.44)	(3.08)	1.26	(7.30)	(0.18)
		(ii) Diluted EPS	₹	(2.44)	(3.08)	1.26	(7.30)	(0.18)

			Not annualised

Statement of Standalone Assets and Liabilities

						(₹ in crores)
				As at March 31,		As at April 1,
				2017	2016	2015
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	17,364.77	17,573.25	17,389.90
		(b)	Capital work-in-progress	1,870.93	1,557.95	1,516.91
		(c)	Goodwill	99.09	99.09	99.09
		(d)	Other intangible assets	2,773.69	3,403.47	3,221.45
		(e)	Intangible assets under development	5,366.03	4,128.58	3,841.00
		(f)	Investments in subsidiaries and associates	14,778.87	14,590.41	14,581.90
		(g)	Financial assets
			(i) Investments	528.37	627.07	626.26
			(ii) Loans and advances	389.61	252.93	310.73
			(iii) Other financial assets	196.32	102.92	158.60
		(h)	Non-current tax assets (net)	724.58	799.63	647.24
		(i)	Other non-current assets	1,856.28	1,679.01	1,612.76

				45,948.54	44,814.31	44,005.84

	(2)	Current assets
		(a)	Inventories	5,504.42	5,117.92	5,019.46
		(b)	Investments in subsidiaries and associates	—	—	15.54
		(c)	Financial assets
			(i) Investments	2,400.92	1,745.84	4.68
			(ii) Trade receivables	2,128.00	2,045.58	1,448.39
			(iii) Cash and cash equivalents	188.39	427.07	1,066.47
			(iv) Bank balances other than (iii) above	97.67	361.35	83.94
			(v) Loans and advances	231.35	484.44	342.58
			(vi) Other financial assets	100.76	125.20	40.47
		(d)	Current tax assets (net)	129.49	3.84	106.62
		(e)	Other current assets	1,807.06	1,550.45	1,345.91

				12,588.06	11,861.69	9,474.06

			TOTAL ASSETS	58,536.60	56,676.00	53,479.90

II.	EQUITY AND LIABILITIES
	(1)	Equity
		(a)	Equity share capital	679.22	679.18	643.78
		(b)	Other equity	20,129.93	22,582.93	14,505.58

				20,809.15	23,262.11	15,149.36

		Liabilities
	(2)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	13,686.09	10,599.96	12,234.88
			(ii) Other financial liabilities	1,123.66	2,911.84	3,749.76
		(b)	Provisions	850.71	750.89	711.54
		(c)	Deferred tax liabilities (net)	97.95	71.39	66.34
		(d)	Other non-current liabilities	321.24	378.07	380.86

				16,079.65	14,712.15	17,143.38

	(3)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	5,375.52	3,654.72	8,173.02
			(ii) Trade payables	7,015.21	5,141.17	5,000.18
			(iii) Acceptances	4,379.29	3,887.28	3,950.53
			(iv) Other financial liabilities	2,465.14	3,784.19	2,324.90
		(b)	Provisions	467.98	450.27	378.77
		(c)	Current tax liabilities (net)	80.64	79.27	60.50
		(d)	Other current liabilities	1,864.02	1,704.84	1,299.26

				21,647.80	18,701.74	21,187.16

			TOTAL EQUITY AND LIABILITIES	58,536.60	56,676.00	53,479.90

Notes:

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on May 22, 2017 and approved by the Board of Directors at its meeting held on May 23, 2017.
2)	The Company has adopted Indian Accounting Standards (referred to as ‘Ind AS’) on April 1, 2016, with the transition date as April 1, 2015 and accordingly these financial results along with the comparatives have been prepared in accordance with the recognition and measurement principles stated therein, prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.
3)	Other income for the quarter and year ended March 31, 2017, includes dividend from subsidiaries of ₹15.15 crores and ₹657.11 crores, respectively (₹34.40 crores and ₹1,005.53 crores for the quarter and year ended March 31, 2016, respectively).
4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind AS 108 on Operating Segments Reporting are considered to constitute one reporting segment.
5)	Reconciliation between Standalone financial results as reported under erstwhile Indian GAAP (referred to as ‘previous GAAP’) and Ind AS are summarised as below:

a) Equity Reconciliation

			(₹ in crores)
Particulars		As at March 31, 2016	As at April 1, 2015
	Equity as reported under previous GAAP	22,368.08	14,862.59
a)	Equity of Joint operations (net of tax)	177.82	(62.45)
b)	Movement of financial instruments classified as fair value through Other Comprehensive Income	(100.95)	(101.78)
c)	Fair value gain on investments in mutual funds	9.34	—
d)	Proposed Dividend	73.00	—
e)	Provision for expected credit losses	(2,130.87)	(2,112.87)
f)	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	447.48	396.98
g)	Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles	2,506.25	2,252.62
h)	Others (net)	(51.16)	(49.71)
i)	Tax effect on above adjustments	(36.88)	(36.02)

	Equity under Ind AS	23,262.11	15,149.36

b) Profit Reconciliation

			(₹ in crores)
Particulars		Quarter ended March 31, 2016	Year ended March 31, 2016
	Net profit after tax as reported under previous GAAP	464.99	234.23
a)	Profits of Joint operations (net of tax)	128.95	239.29
b)	Reversal of exchange loss accumulated in foreign currency monetary item translation difference account	20.23	(82.50)
c)	Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles (net of depreciation and amortisation)	53.88	253.63
d)	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	48.38	50.50
e)	Reversal of gain on sale of Investment in equity instruments classified as fair value through Other Comprehensive Income	—	(80.38)
f)	Fair value gain on investment in mutual funds	(19.60)	9.34
g)	Provision for expected credit losses	46.64	(18.00)
h)	Reversal of profit on sale of investments on common control transactions	(330.37)	(656.36)
i)	Others (net)	(12.62)	(12.91)
j)	Tax effect on above adjustments	(2.53)	0.86
	Net profit/(loss) after tax as per Ind AS	397.95	(62.30)
	Other Comprehensive Income (net of tax)	42.65	85.47

	Total Comprehensive Income after tax as per Ind AS	440.60	23.17

6)	The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹700 crores as at March 31, 2017 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.

7)	Pursuant to Non-Convertible debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars			Year ended March 31,
			2017	2016
Debt service coverage ratio (no. of times) [refer note (a)]			(0.59)	0.27
Interest service coverage ratio (no. of times) [refer note (b)]			(1.71)	0.60
Debt Equity ratio [refer note (c)]			0.90	0.68
Net Worth [refer note (d)]		(₹ in crores)	20,553.77	23,121.16
Capital Redemption Reserve		(₹ in crores)	2.28	2.28
Debenture Redemption Reserve		(₹ in crores)	1,085.94	1,042.15
Earnings per share (EPS)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(7.65)	(0.89)
(b)	Diluted EPS	₹	(7.65)	(0.89)
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(7.65)	(0.89)
(b)	Diluted EPS	₹	(7.65)	(0.89)

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans

For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Equity share capital + Other equity

8)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
		Quarter ended			Year ended
Particulars		March 31,	December 31,	March 31,	March 31,
		2017	2016	2016	2017	2016
1	Income from operations	14,802.48	11,056.23	13,911.18	48,319.90	46,715.90
2	Profit/(loss) before tax	(929.24)	(1,073.09)	170.92	(2,619.28)	(393.88)
3	Profit/(loss) after tax	(896.00)	(1,084.84)	268.15	(2,597.62)	(302.44)

9)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/loss and considered to present gain/loss relating to hedges with underlying hedged items. Foreign exchange gain/loss unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures for the previous periods have been regrouped accordingly.
10)	‘Exceptional item VI (e)’ of ₹147.93 crores for the year ended March 31, 2017, relates to provision for inventory of BS III vehicles as at March 31, 2017. This does not include higher level of customer discounts and variable marketing expenses in March 2017, to support higher level of retail sales, which have been netted off against ‘Income from operations’.

11)	Figures for the quarters ended March 31, 2017 and 2016 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2016 and 2015, respectively.
12)	The Statutory Auditors have carried out an audit of the above results for the quarter and year ended March 31, 2017 and have issued an unmodified opinion on the same. The results for the quarter ended March 31, 2016 have been subjected to limited review.

Tata Motors Limited

Guenter Butschek

Mumbai, May 23, 2017	CEO and Managing Director

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.